05038620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 46960 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Offit Funds Distributor, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Bellevue Parkway
(No. and Street)

| Wilmington | DE | 19809 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig D. Stokarski (302) 791 - 3053
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

| 1700 Market Street, 25th Floor | Philadelphia | PA | 19103 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2005
WASH, D.C. 179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SO 3/22

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Craig D. Stokarski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Offit Funds Distributor, Inc., as of February 24, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

JUDY ANN CAMPBELL
NOTARY PUBLIC
STATE OF DELAWARE
My Commission Expires March 28, 2007

Signature

Financial and Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Offit Funds Distributor, Inc.
# (SEC I.D. No. 8-46960)

Independent Auditors' Report and
Supplemental Report on Internal Control

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2004

Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

Offit Funds Distributor, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Financial Statements and
Supplementary Information

For the Year ended December 31, 2004

## Contents

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Offit Funds Distributors, Inc.

We have audited the following financial statements of Offit Funds Distributors, Inc., (the "Company") for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:



These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2004, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934.



These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2005

Offit Funds Distributor, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Financial Condition

December 31, 2004

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 81,659 |
| Income taxes receivable | | 3,107 |
| Prepaid assets | | 9,789 |
| Deferred tax asset | | 1,708 |
| Other assets | | 135 |
| Total assets | $ | 96,398 |
| **Liabilities and stockholder's equity** | | |
| Liabilities: | | |
| Accrued expenses | $ | 625 |
| Total liabilities | | 625 |
| Stockholder's equity | | |
| Common stock, $1.00 par value, 1,000 shares authorized; 10 shares issued and outstanding | | 10 |
| Additional paid-in capital | | 109,455 |
| Accumulated deficit | | (13,692) |
| Total stockholder's equity | | 95,773 |
| Total liabilities and stockholder's equity | $ | 96,398 |

*The accompanying notes are an integral part of these financial statements.*

Offit Funds Distributor, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Income

For the Year Ended December 31, 2004

| | |
|---|---|
| **Revenues:** | |
| Investment income | $ 864 |
| **Expenses:** | |
| Professional and other services | 19,319 |
| General office expenses | 35 |
| Total expenses | 19,354 |
| Loss before income taxes | (18,490) |
| Income tax benefit | (7,673) |
| Net loss | $ (10,817) |

*The accompanying notes are an integral part of these financial statements.*

Offit Funds Distributor, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2004

| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balances at January 1, 2004 | 10 | $ 10 | $ 109,455 | $ (2,875) | $ 106,590 |
| Net loss | - | - | - | (10,817) | (10,817) |
| Balances at December 31, 2004 | 10 | $ 10 | $ 109,455 | $ (13,692) | $ 95,773 |

*The accompanying notes are an integral part of these financial statements.*

Offit Funds Distributor, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2004

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | | $ (10,817) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Net deferred tax asset | $ (1,708) | |
| Changes in assets and liabilities: | | |
| Decrease in intercompany receivable | 260 | |
| Decrease in income taxes receivable | 415 | |
| Increase in prepaid assets | (8) | |
| Increase in other assets | (135) | |
| Decrease in accrued expenses | (6,875) | |
| Total adjustments | | (8,051) |
| Net cash used in operating activities | | (18,868) |
| Net decrease in cash | | (18,868) |
| Cash at beginning of year | | 100,527 |
| Cash at end of year | | $ 81,659 |
| Supplemental cash flows disclosure: | | |
| Income tax payments | | $ 1,000 |
| Income tax refunds | | $ 7,380 |

*The accompanying notes are an integral part of these financial statements.*

Offit Funds Distributor, Inc.
(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Notes to Financial Statements

December 31, 2004

## 1. Organization

Offit Funds Distributor, Inc. (the "Company") is a wholly-owned subsidiary of PFPC Distributors, Inc. ("PFPCDI") and an indirect wholly-owned subsidiary of PFPC Inc. (the "Parent"), PFPC Trust Company ("Trust Co.") and The PNC Financial Services Group, Inc. ("PNC" or the "Corp."), a publicly traded company. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers.

The Company served solely as distributor and principal underwriter to Offit Mutual Funds (the "Funds"). The Company's service agreement with the Funds was terminated on November 8, 2002. The Company will remain operational with the intent of offering its services to another family of funds.

## 2. Significant Accounting Policies

***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from those estimates.

***Cash and Cash Equivalents*** - Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940 ("'40 Act"). Short-term investments are carried at fair value.

***Income Taxes*** - The liability method is used in accounting for income taxes whereby deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse (See Note 4).

***Investment Income*** - Investment income includes income earned on cash and cash equivalents and is recognized when earned.

***Fair Value of Financial Instruments*** - Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the estimated fair values of financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments, as defined by SFAS 107. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions.

## 2. Summary of Significant Accounting Policies (continued)

SFAS 107 requires that the fair value of financial instruments be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. The estimated fair value of financial instruments that have a short-term maturity may approximate the carrying amount of such financial instruments.

The Company's financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximated estimated fair value. The Company considers the amounts recorded for the financial instruments on the balance sheet to be reasonable estimates of fair value.

## 3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. The SEC requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2004, the Company had net capital of $79,536, which was $54,536 in excess of the required net capital of $25,000. The Company's resulting ratio of aggregate indebtedness to net capital was 0.01 to1.

The Company has complied with the exemptive provisions of SEC Rule 15c3-3(k)(1), limiting business to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

## 4. Income Taxes

The operating results of the Company are included in the consolidated U.S. Federal tax returns of the Corp. and its subsidiaries. For state tax purposes, the Company either was included in the combined tax returns of Trust Co. and its subsidiaries or filed separate company returns. Federal income taxes are calculated as if the Company filed a separate federal income tax return.

## 4. Income Taxes (continued)

The income tax benefit included in the statement of income as determined in accordance with SFAS No. 109, "Accounting for Income Taxes," is as follows:

| At December 31, 2004 | |
|---|---|
| Current: | |
| Federal | $(6,744) |
| Total current | (6,744) |
| Deferred: | |
| Federal | 920 |
| State | (1,849) |
| Total deferred | (929) |
| Total income tax benefit | $(7,673) |

At December 31, 2004, the Company had a deferred tax asset of $1,708, which resulted from state income tax and net operating losses.

The provision for federal income taxes is different from the amount which would be provided by applying the federal statutory income tax rate of 35 percent to income before income taxes, primarily as a result of state income taxes.

## 5. Related Party Transactions

The deferred tax asset of $1,708, recorded on the statement of financial condition, will result in an intercompany receivable. The income taxes receivable of $3,107, as recorded on the statement of financial condition, is an intercompany receivable. For the year ended December 31, 2004, income tax payments of $1,000 were made to the Corp. and Trust Co. and income tax refunds of $7,380 were received from the Corp. and Trust Co.

The members of the Board of Directors of the Company are employees of the Parent or Trust Co. For the year ended December 31, 2004, the Board members did not receive any remuneration for their services.

# Supplementary Information

Offit Funds Distributor, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2004

| | | |
|---|---|---|
| **Net Capital:** | | |
| Stockholder's equity | | $ 95,773 |
| Deduction for nonallowable assets: | | |
| Income taxes receivable | | 3,107 |
| Prepaid assets | | 9,789 |
| Deferred tax asset | | 1,708 |
| Net capital before haircuts on securities positions | | 81,169 |
| Haircuts on securities: | | |
| Investment in money market mutual fund (2% of $81,659) | | 1,633 |
| Net capital | | $ 79,536 |
| **Aggregate Indebtedness:** | | |
| Items included in statement of financial condition: | | |
| Accrued expenses | $ 625 | |
| Total aggregate indebtedness | $ 625 | |
| **Computation of Basic Net Capital Requirement:** | | |
| Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000) | | $ 25,000 |
| Net capital in excess of required minimum | | $ 54,536 |
| Excess net capital @ 1000% (net capital less 10% of aggregate indebtedness) | | $ 79,473 |
| Ratio of aggregate indebtedness to net capital | | 0.01 to 1 |

**Statement Pursuant to SEC Rule 17a-5(d)(4):**

A reconciliation of the above computation to the computation of net capital under SEC Rule 15c3-1, as of December 31, 2004, filed by Offit Funds Distributor, Inc. in its FOCUS Part IIA Report is not required as the computations are not materially different.

Offit Funds Distributor, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Computation for Determination of Reserve Requirement and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2004

The Company has elected the exemption under Rule 15c3-3(k)(1) of the Securities and Exchange Commission, limiting business to the distribution of mutual funds and /or variable life insurance or annuities. At December 31, 2004, the Company held no customer funds and had no required deposit.

# Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

February 24, 2005

Offit Funds Distributors, Inc.
301 Bellevue Parkway
Wilmington, DE 19809

In planning and performing our audit of the financial statements of Offit Funds Distributors, Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 24, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP